FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized Capital Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

COMUNICATION ON

TRANSACTIONS WITH RELATED PARTIES

Companhia Brasileira de Distribuição (“Company”) in compliance with Article 30, XXXIII of CVM Rule No 480/09, announces to its shareholders and the general market that executed on December 31, 2019 the 3rd Amendment to the Energy Efficiency Framework Agreement (“3rd Amendment to the Agreement”) with GreenYellow do Brasil Energia e Serviços Ltda. (“GY”), with the following terms and conditions:

Parties	(i) Company (Contracting party); and (ii) GY (Contractor).
Relation with the Issuer	The Company is minority partner of GY. Additionally, the Company and GY are indirectly controlled by Casino group.
Purpose of the Agreement

To set forth the general terms for supply, installation and maintenance of equipment in order to achieve greater energy efficiency, as well as reduce and monitor energy consumption in the establishments of the Company's Multivarejo business units (“Establishments”). The Agreement provides that for the installation and maintenance of equipment for each Establishment, an Energy Efficiency Agreement (“EEA”) with GY must be executed, which must be in force for a maximum period of 8 years.

Purpose of the 1st Amendment to the Agreement	Ratification of terms defined in the Agreement, with no financial impact on the transaction.
Purpose of the 2nd Amendment to the Agreement

Possibility to extend the initial term of some EEAs for additional 3 years if the parties identify that the installation of new equipment (with greater technological innovation than those originally installed in the Properties) on the respective EEAs will generate additional reduction of consumption of energy corresponding to 10%, in KWh, in addition to that already obtained at the moment of measurement.

Purpose of the 3rd Amendment to the Agreement

(i) adjustment and unification of the terms of the EEAs entered into with each of the Establishments under the Agreement (“Substituted EEAs”); (ii) extension of the payment term for the sale of the equipment, with the consequent increase of the term of the Agreement and the Substituted EEAs, and (ii) modification of the calculation of the energy savings obtained in each EEA for the purpose of payment of GY's compensation.

Date of the Transaction/ Execution of the Agreement	The Agreement was executed by the Company and GY on May 8, 2015.
Date of the Transaction/ Execution of the 1st Amendment to the Agreement	The 1st Amendment to the Agreement was executed by the Company and GY on April 6, 2016.
Date of the Transaction/ Execution of the 2nd Amendment to the Agreement	The 2nd Amendment to the Agreement was executed by the Company and GY on December 31, 2019.
Main Terms and Conditions

The term of the Agreement is by December, 31, 2029.

Under the Agreement, GY is entitled to: (i) monthly compensation calculated based on the energy savings earned at the Establishments; and (ii) monthly payments for the supply of energy efficiency solution equipment (“GY Investment”). The remaining amount of GY's Investment on January 1, 2020 is due to be paid in 120 months from January 31, 2020, with a fixed interest rate on each monthly installment.

The Agreement may be terminated by GY in the following cases: (i) in the event of bankruptcy, request of judicial reorganization, winding up or judicial or extrajudicial liquidation of the other Party; or (ii) in the event of default of the obligations set forth in the Agreement by the Company not remedied within 60 (sixty) days counted from the receipt by the Company of a notification sent by the performing Party.

Detailed Reasons for which the Management considers that the transaction has observed commutative conditions or provides appropriate compensatory payment

The Company's management understands that the executed Agreement has observed commutative conditions and adequate compensatory payment, since: (i) it was analyzed according to the rules provided in its Related Parties Transactions Policy ("Policy"); and (ii) reflects negotiation conditions in line with market practice. In addition, the Agreement serves the interests of the Company, since the implementation of projects that aim improve energy efficiency entails, naturally, the reduction of costs for the Company.

The execution of the 3rd Amendment to the Agreement corroborates with the energy efficiency achieved by the Company.

Description of the measures taken and procedures adopted to ensure the commutativity of the transaction

The negotiation was conducted by the Company's management, independently and in accordance with its Policy.

Under the terms of the Company's Policy, the Agreement, the 2nd Amendment and the 3rd Amendment were submitted to the Audit Committee's analysis regarding compliance with the Policy’s guidelines in the transaction procedure, composed of independent members of the Company's Board of Directors, and subsequent approval by the Company's Board of Directors.

Reasons For Which the management carried out the Transaction

The transaction provided an optimization of the Company's energy efficiency compared to the consumption incurred prior to the implementation of the project. In the first three years of the project, the Company achieved an average reduction in energy consumption of around 24%, corresponding to the approximate annual amount of R$ 70 million, or 216 GW/h.

The 3rd Amendment will allow the Company to (i) proceed with the payment in a longer term and (ii) benefit from greater energy savings.

eventual participation of the counterpart, its partners or managers in the procedure of decision of the issuer on the transaction or negotiation of the transaction as representatives of the issuer, describing this participation

Not applicable.

São Paulo, January 10, 2019.

ISABELA CADENASSI

Investors Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: January 10, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.